

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Via Facsimile
Mr. Jason F. Griffith
Chief Executive Officer
Amerigo Energy, Inc.
2580 Anthem Village Drive
Henderson, NV 89052

> **Re: Amerigo Energy, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 18, 2011**
> **Item 4.01 Form 8-K/A**
> **Filed March 29, 2011**
> **Item 4.02 Form 8-K**
> **Filed March 29, 2011**
> **Item 4.02 Form 8-K/A**
> **Filed April 15, 2011**
> **File No. 000-09047**

Dear Mr. Griffith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K/A Filed March 29, 2011

1.   We have reviewed your response to comment one from our letter dated April 1, 2011. Please ask your former independent accountant to furnish a letter directly to the Commission regarding its concurrence or disagreement with the statements made by you in your Item 4.01 Form 8-K. If you are not able to obtain the former accountant letter, please include such disclosure in your filing. We refer you to the requirement at Item 304(a)(3) of Regulation S-K. For additional guidance, refer to section 214.01 of the Compliance and Disclosure Interpretations regarding Form 8-K.

<u>Item 4.02 Form 8-K/A Filed April 15, 2011</u>

2.   We note the revised disclosure to your filing and reissue comment two from our letter dated April 1, 2011. Please explicitly state whether you intend to restate your financial statements for the fiscal year ended December 31, 2008 along with your 2009 and 2010 quarterly financial statements.

3.   We note your response to our prior comment four and the related revisions to your filing. We reissue comment four from our letter dated April 1, 2011 because your response does not adequately address your consideration of the effect of the material error you have identified on the adequacy of your disclosure controls and procedures and internal controls over financial reporting as of the end of the periods covered by the financial statements that you intend to restate and as of the end of your current fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief